April 8, 2005


Mail Stop 0409

VIA U.S. MAIL AND FAX (310) 248-2222

Mr. David E. Hamer
Controller and Chief Accounting Officer
G&L Realty Corp.
439 N. Bedford Drive
Beverly Hills, CA  90210

Re:	G&L Realty Corp.
Form 10-K for the year ended December 31, 2004
File No. 001-12566

Dear Mr. Hamer:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Financial Statements and Notes

Consolidated Statement of Operations

1. We note that you did not present the spin-off of your skilled nursing and assisted living facilities as discontinued operations. Tell us how you considered the relevant guidance in SFAS 144 and EITF
03-13 in reaching this conclusion.  Supplementally, show us how you
will revise your disclosure in future filings to describe the types
of continuing involvement, if any, that you will have after the spin-
off transaction.
*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 824-5464, or me, at
(202) 942-1960, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

							Sincerely,



Linda van Doorn
      Senior Assistant Chief Accountant

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G&L Realty Corp.
April 8, 2005
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